August 26, 2019

John Foley
Chief Executive Officer
Peloton Interactive, Inc.
125 West 25th Street
11th Floor
New York, NY 10001

       Re: Peloton Interactive, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted August 20, 2019
           CIK No. 0001639825

Dear Mr. Foley:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Dilution, page 52

1. Please explain to us why you deleted the impact for the automatic conversion of the outstanding warrant exercisable for 240,000 shares of common stock in arriving at your pro forma net tangible book value before giving effect to this offering. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Our Business and History, page 66

2. We note your deletion in this amendment on page 61 of subscription gross margin in discussing your key milestones in your growth history. Please revise your disclosure here
 John Foley
Peloton Interactive, Inc.
August 26, 2019
Page 2
         and on page 2 to present the most directly comparable GAAP measure, subscription gross margin, to the non-GAAP metric, subscription contribution margin. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K.
Audited Financial Statements
Consolidated Balance Sheets, page F-3

3. With regard to prepaid expenses and other current assets, please state separately in the balance sheet or notes to your financial statements any amounts in excess of five percent of total current assets. Refer to Rule 5-02 of Regulation S-X.
2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-12

4. Please expand to disclose how you determine expected volatility. Recently Issued Accounting Pronouncements
ASU 2017-01, page F-15

5. We note your disclosure on page 8 that you irrevocably elected not to use the extended transition accommodation allowing for delayed adoption of new or revised accounting standards. Please explain to us why you have not yet adopted ASU 2017-01 which is effective for annual reporting periods beginning after December 15, 2017 for public entities.
9. Accrued Expenses, page F-21

6. With respect to the line item Other for 2019 in the amount of $66.3 million, please revise to state separately any item in excess of five percent of your total current liabilities as required by Rule 5-02 of Regulation S-X.
10. Debt and Financing Arrangements
Amended and Restated Credit Agreement, page F-22

7. We note your updated disclosure in response to comment 10 in our letter dated July 17,
FirstName LastNameJohn Foley consideration of providing the disclosures referenced in Rule 4-
       2019. Please tell us your
Comapany NamePeloton Interactive, Inc. a description of the most significant restrictions on
       08(e) of Regulation S-X including
Augustyour2019 Page 2 dividends and the amount of retained earnings restricted or not restricted.
        26, payment of
FirstName LastName
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
August 26, 2019
Page 3
August 26, 2019 Page 3
FirstName LastName
       You may contact Donna Di Silvio at 202-551-3202 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products